Exhibit 21.1

List of Subsidiaries

Name of Entity	Jurisdiction
Mattress Firm, Inc.	Delaware
Mattress Firm Investment Management, Inc.	Arizona
Festro, Inc.	Texas
TeamExcel Management Company	Texas
Mattress Firm Operating, Ltd.	Texas
Mattress Venture Investment Management, LLC	Arizona
Festro II, LLC	Texas
The Mattress Venture, L.P.	Texas
Mattress Firm – Arizona, LLC	Arizona